SECURITIES AND EXCHANGE COMMISSION
                                Washington 20549

                       -----------------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13d - 1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d - 2(a)

                 Physicians Insurance Company of Wisconsin, Inc.
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                                (Name of Issuer)

                         Common Stock, $250.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                                R. Kevin Clinton
                                  President and
                             Chief Executive Officer
                    American Physicians Assurance Corporation
                            1301 North Hagadorn Road
                             East Lansing, MI 48823
                                  517-351-1150

                                 with a copy to:
                           Matthew M. Ricciardi, Esq.
                       LeBoeuf, Lamb, Greene & MacRae LLP
                              125 West 55th Street
                               New York, NY 10019
                                  212-424-8185

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 31, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box. [ ]


                         (continued on following pages)
                              (Page 1 of 12 Pages)

CUSIP No. NONE                         13D                          Page 2 of 12
          -----------

--------------- ----------------------------------------------------------------
      1.        Name of Reporting Persons: American Physicians Capital, Inc.
--------------- ----------------------------------------------------------------
      2.        Check the Appropriate Box if a Member of a Group
                (a)  [ ]
                (b)  [ ]
--------------- ----------------------------------------------------------------
      3.        SEC Use Only:
--------------- ----------------------------------------------------------------
      4.        Source of Funds: WC
--------------- ----------------------------------------------------------------
      5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e): [ ]
--------------- ----------------------------------------------------------------
      6.        Citizenship or Place of Organization:  Michigan
--------------- ----------------------------------------------------------------
  Number of     7.  Sole Voting Power:        None
    Shares      ----------------------------------------------------------------
 Beneficially   8.  Shared Voting Power:      1,942
   Owned by     ----------------------------------------------------------------
     Each       9.  Sole Dispositive Power:   None
  Reporting     ----------------------------------------------------------------
 Person With    10. Shared Dispositive Power: 1,942
--------------- ----------------------------------------------------------------
     11.        Aggregate Amount Beneficially Owned by Each Reporting Person:
                1,942
--------------- ----------------------------------------------------------------
     12.        Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions): [ ]
--------------- ----------------------------------------------------------------
     13.        Percent of Class Represented by Amount in Row (11): 9.9%
--------------- ----------------------------------------------------------------
     14.        Type of Reporting Person (See Instructions):  HC
--------------- ----------------------------------------------------------------

CUSIP No. NONE                         13D                          Page 3 of 12
          -----------

--------------- ----------------------------------------------------------------
      1.        Name of Reporting Persons:
                American Physicians Assurance Corporation
--------------- ----------------------------------------------------------------
      2.        Check the Appropriate Box if a Member of a Group
                (a)  [ ]
                (b)  [ ]
--------------- ----------------------------------------------------------------
      3.        SEC Use Only:
--------------- ----------------------------------------------------------------
      4.        Source of Funds: WC
--------------- ----------------------------------------------------------------
      5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e): [ ]
--------------- ----------------------------------------------------------------
      6.        Citizenship or Place of Organization:  Michigan
--------------- ----------------------------------------------------------------
  Number of     7.  Sole Voting Power:        None
    Shares      ----------------------------------------------------------------
 Beneficially   8.  Shared Voting Power:      1,942
   Owned by     ----------------------------------------------------------------
     Each       9.  Sole Dispositive Power:   None
  Reporting     ----------------------------------------------------------------
 Person With    10. Shared Dispositive Power: 1,942
--------------- ----------------------------------------------------------------
     11.        Aggregate Amount Beneficially Owned by Each Reporting Person:
                1,942
--------------- ----------------------------------------------------------------
     12.        Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions): [ ]
--------------- ----------------------------------------------------------------
     13.        Percent of Class Represented by Amount in Row (11): 9.9%
--------------- ----------------------------------------------------------------
     14.        Type of Reporting Person (See Instructions):  IC
--------------- ----------------------------------------------------------------

CUSIP No. NONE                         13D                          Page 4 of 12
          -----------

Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the common stock, $250.00 par value (the "Common Stock") of Physicians Insurance Company of Wisconsin, Inc. (the "Issuer").

     The Issuer is a Wisconsin stock insurance corporation with its principal executive offices located at 1002 Deming Way, P.O. Box 45650, Madison, Wisconsin 53717-5650.

Item 2. Identity and Background

     (a), (b), (c), (f) This Schedule 13D is being filed by American Physicians Capital, Inc., a Michigan corporation ("ACAP") and its wholly owned subsidiary American Physicians Assurance Corporation, a Michigan stock insurance corporation ("American Physicians"). ACAP is a holding company engaged through subsidiaries (including American Physicians) in the business of providing medical professional liability insurance to physicians and other health care providers throughout the United States, with an emphasis on markets in the Midwest. The principal business and principal executive offices of ACAP and American Physicians are located at 1301 North Hagadorn Road, East Lansing, Michigan 48823. Information regarding the directors and executive officers of ACAP is set forth on Schedule I attached hereto and information regarding the directors and executive officers of American Physicians is set forth on Schedule II attached hereto, both of which schedules are incorporated by reference herein.

     (d), (e) During the last five years, neither ACAP nor American Physicians nor, to the best knowledge of ACAP or American Physicians, any person named in
Schedule I or Schedule II, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The amount of funds for the purchase of the shares of Common Stock described in Item 1 is $7,379,600.00. The source of such funds was the general assets of American Physicians.

Item 4. Purpose of Transaction

     The shares of Common Stock described in Item 1 were acquired for investment purposes. On August 24, 2005, American Physicians sent a letter to the Chairman of the Board of the Issuer advising the Issuer that if it was considering the possibility of a sale of the Issuer, American Physicians was interested in being involved in that process and that American Physicians would like the opportunity to make an offer. The foregoing description of the August 24, 2005 letter is qualified in its entirety by reference to the full text of the letter, a copy of which is included as an Exhibit hereto and incorporated by reference herein. Except as aforesaid and except for seeking to have discussions with the Issuer regarding the Issuer's plans, ACAP has no plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Depending upon market conditions and other factors that it may deem material, ACAP may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns.

Item 5. Interest in Securities of the Issuer

     American Physicians beneficially owns, and ACAP, indirectly through its wholly owned subsidiary American Physicians beneficially owns, 1,942 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by American Physicians constitutes approximately 9.9% of the

CUSIP No. NONE                         13D                          Page 5 of 12
          -----------

outstanding shares of Common Stock, based on 19,555 shares of Common
Stock outstanding based on the Issuer's quarterly statement for the quarter ended June 30, 2005 on file with the Office of the Commissioner of Insurance of Wisconsin ("OCI"). ACAP may be deemed to share voting and dispositive power with respect to all 1,942 shares of Common Stock with American Physicians. To the knowledge of ACAP and American Physicians, none of the persons listed on
Schedule I or Schedule II beneficially owns any shares of Common Stock.

     On August 31, 2005 American Physicians and each of Aurora Medical Group, Inc., Dean Health Systems, Inc., Mercy Health System Corporation, The Monroe Clinic, Inc. and David H. Moss, M.D. (the "Sellers") entered into separate Stock Purchase Agreements (the "Stock Purchase Agreements") pursuant to which American Physicians agreed to purchase and the Sellers agreed to sell, in the aggregate, 1,942 shares of Common Stock for a purchase price of $3,800 per share. The purchase of the 1,942 shares was completed on August 31, 2005. The transaction was effected at the Detroit, Michigan offices of Dykema Gossett PLLC, counsel to American Physicians, by, among other actions, delivery to American Physicians of certificates representing, in the aggregate 3,094 shares of Common Stock owned by the Sellers (the "Delivered Certificates").

     The aggregate number of shares of Common Stock represented by the Delivered Certificates exceeds the aggregate number of shares purchased by American Physicians because three of the Sellers sold only a portion of the shares of Common Stock represented by their Delivered Certificates and the Issuer has not yet issued new stock certificates reflecting the new ownership amounts although American Physicians and each such Seller intend to seek the issuance of same from Issuer. Neither ACAP nor American Physicians has voting rights or rights to dispose or direct the disposition of any excess shares represented by the Delivered Certificates. The Stock Purchase Agreements provide that all property rights in and appurtenant to any shares of Common Stock represented by Delivered Certificates in excess of the number of shares purchased by American Physicians from each Seller are the sole and exclusive property of the respective Sellers. The Sellers have each granted American Physicians an irrevocable proxy to vote the shares of Common Stock purchased by American Physicians and have undertaken to take such actions as may be necessary to permit American Physicians to vote or tender the shares of Common Stock purchased by American Physicians.

     The Stock Purchase Agreements also provide that the number of shares of Common Stock purchased pursuant thereto will be retroactively adjusted downward in the event the number of shares of Common Stock issued and outstanding on August 31, 2005 was less than 19,555 so that the number of shares purchased as a result of the adjustment is in the same proportion to the number of shares of Common Stock issued and outstanding on August 31, 2005 as the number of shares purchased prior to such adjustment bears to 19,555. American Physicians has no right or obligation to acquire any additional shares of Common Stock pursuant to the Stock Purchase Agreements or any other contract, arrangement, understanding or relationship with the Sellers or any other person or entity.

     The foregoing description of the Stock Purchase Agreements is qualified in its entirety by reference to the full text of the Stock Purchase Agreements, copies of which are included as Exhibits hereto and incorporated by reference herein.

     Also on August 31, 2005, prior to execution of the Stock Purchase Agreements, American Physicians, the Sellers and Northpoint Medical Group, Inc. terminated a stock purchase agreement among them dated as of September 17, 2004, as amended, and a stock escrow agreement among them dated as of September 17, 2004, as amended. Pursuant to these agreements, American Physicians had agreed to purchase from the Sellers and Northpoint Medical Group, Inc., subject to receipt of approval from OCI (among other conditions), 4,782 shares of Common Stock.

     Other than as set forth herein, there have been no transactions in the shares of Common Stock effected during the past 60 days by ACAP or American Physicians, directly or indirectly, nor to the knowledge of ACAP or American Physicians, by any person listed on Schedule I or Schedule II hereto.

CUSIP No. NONE                         13D                          Page 6 of 12
          -----------

     No other person is known by ACAP or American Physicians to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to herein, although until American Physicians' ownership of the 1,942 shares of Common Stock purchased by it is recorded on the Issuer's stock transfer records, it is possible that the Issuer may continue to treat the Sellers as the owners of the shares sold by them to American Physicians for purposes of any dividend payments. The Sellers have each agreed to hold in trust and pay over to American Physicians any funds they may receive in respect of the shares beneficially owned by American Physicians.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Items 3, 4 and 5 of this Schedule 13D to this
Schedule 13D is incorporated by reference herein.

CUSIP No. NONE                         13D                          Page 7 of 12
          -----------

Item 7. Material to Be Filed as Exhibits

 Exhibit No.   Description
-------------  -----------------------------------------------------------------

      1 Letter dated August 24, 2005 from American Physicians Assurance Corporation to the Chairman of the Board of Physicians Insurance Company of Wisconsin, Inc.

      2 Stock Purchase Agreement dated as of August 31, 2005, by and between Aurora Medical Group, Inc. and American Physicians Assurance Corporation

      3 Stock Purchase Agreement dated as of August 31, 2005, by and between Dean Health Systems, Inc. and American Physicians Assurance Corporation

      4 Stock Purchase Agreement dated as of August 31, 2005, by and between Mercy Health System Corporation and American Physicians Assurance Corporation

      5 Stock Purchase Agreement dated as of August 31, 2005, by and between The Monroe Clinic, Inc. and American Physicians Assurance Corporation

      6 Stock Purchase Agreement dated as of August 31, 2005, by and between David H. Moss, M.D. and American Physicians Assurance Corporation

CUSIP No. NONE                         13D                          Page 8 of 12
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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                     AMERICAN PHYSICIANS ASSURANCE
                                     CORPORATION
                              By:    /s/ Annette E. Flood
                                     -------------------------------------------
                                     Name: Annette E. Flood
                                     Title: Chief Operating Officer



                                     AMERICAN PHYSICIANS CAPITAL, INC.
                              By:    /s/ Frank H. Freund
                                     -------------------------------------------
                                     Name: Frank H. Freund
                                     Title: Executive Vice President, Treasurer
                                     and Chief Financial Officer

Date: September 12, 2005

CUSIP No. NONE                         13D                          Page 9 of 12
          -----------


                                  Exhibit Index
                                  -------------

 Exhibit No.   Description
-------------  -----------------------------------------------------------------

      1 Letter dated August 24, 2005 from American Physicians Assurance Corporation to the Chairman of the Board of Physicians Insurance Company of Wisconsin, Inc.

      2 Stock Purchase Agreement dated as of August 31, 2005, by and between Aurora Medical Group, Inc. and American Physicians Assurance Corporation

      3 Stock Purchase Agreement dated as of August 31, 2005, by and between Dean Health Systems, Inc. and American Physicians Assurance Corporation

      4 Stock Purchase Agreement dated as of August 31, 2005, by and between Mercy Health System Corporation and American Physicians Assurance Corporation

      5 Stock Purchase Agreement dated as of August 31, 2005, by and between The Monroe Clinic, Inc. and American Physicians Assurance Corporation

      6 Stock Purchase Agreement dated as of August 31, 2005, by and between David H. Moss, M.D. and American Physicians Assurance Corporation

CUSIP No. NONE                         13D                         Page 10 of 12
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                                   SCHEDULE I
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        AMERICAN PHYSICIANS CAPITAL, INC.

     Certain information regarding the directors and executive officers of ACAP is set forth in the table below. Unless otherwise indicated, the business address of each person named below is 1301 North Hagadorn Road, East Lansing, Michigan 48823. Each of the named individuals is a citizen of the United States.

Directors and officers of ACAP:

R. Kevin Clinton (President and Chief Executive Officer and Director)
        Present Principal Occupation: President and Chief Executive Officer, American Physicians Capital Inc.
Frank H. Freund (Executive Vice President, Treasurer and Chief Financial
Officer)
        Present Principal Occupation: Executive Vice President, Treasurer and Chief Financial Officer, American Physicians Capital Inc.
Annette E. Flood (Chief Operating Officer)
        Present Principal Occupation: Chief Operating Officer, American Physicians Assurance Corporation
AppaRao Mukkamala (Director)
        Present Principal Occupation: Radiologist, Hurley Medical Center Business Address: One Hurley Plaza, Department of Radiology, Flint,
        MI 48503
Spencer L. Schneider (Director)
        Present Principal Occupation: Attorney, solo practitioner
        Business Address: 70 Lafayette Street, New York, New York 10013
Joseph D. Stilwell (Director)
        Present Principal Occupation: Investment manager, Stilwell Value
        Partners
        Business Address: 26 Broadway, 23rd floor, New York, New York 10004 Billy B. Baumann (Director)
        Present Principal Occupation: Retired pathologist
Lloyd A. Schwartz (Director)
        Present Principal Occupation: Certified public accountant, self-employed Business Address: 7035 Orchard Lake Road, Suite 350, West Bloomfield,
        MI 48322
Thomas R. Berglund (Director)
        Present Principal Occupation: Medical doctor, Pro-med Family Practice Business Address: 1241 West Broadway, Three Rivers, MI 49093
Daniel L. Gorman (Director)
        Present Principal Occupation: Solo practitioner, Law Offices of Daniel
        L. Gorman
        Business Address: 71 State Street, Binghamton, New York 13901
D. Joseph Olson (Director)
        Present Principal Occupation: Senior Vice President and General Counsel
        - Government Relations,

CUSIP No. NONE                         13D                         Page 11 of 12
          -----------
        Amerisure Insurance Companies
        Business Address: 26777 Halsted Road, Farmington Hills, MI 48331

CUSIP No. NONE                         13D                         Page 12 of 12
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                                   SCHEDULE II
                                   -----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    AMERICAN PHYSICIANS ASSURANCE CORPORATION

     Certain information regarding the directors and executive officers of American Physicians is set forth in the table below. Unless otherwise indicated, the business address of each person named below is 1301 North Hagadorn Road, East Lansing, Michigan 48823. Each of the named individuals is a citizen of the United States.

Directors and officers of American Physicians:

R. Kevin Clinton (President and Chief Executive Officer)
        Present Principal Occupation: President and Chief Executive Officer, American Physicians Assurance Corporation
Frank H. Freund (Treasurer, Assistant Secretary and Chief Financial Officer)
        Present Principal Occupation: Treasurer, Assistant Secretary and Chief Financial Officer, American Physicians Assurance Corporation
Annette E. Flood (Chief Operating Officer)
        Present Principal Occupation: Chief Operating Officer, American Physicians Assurance Corporation
John W. Hall (Director)
        Present Principal Occupation: Urologist, Northern Michigan Urology Business Address: 560 West Mitchell Street, Suite 125, Petoskey, MI 49770
Stephen H. Haynes (Director)
        Present Principal Occupation: General surgeon, Associated Physicians Business Address: 2211 North Thomas Street, Clovis, NM 88101
William B. Monnig (Director)
        Present Principal Occupation: Neurologist, The Neurology Group
        Business Address: 20 Medical Village Drive, Suite 308, Edgewood, KY
        41017
Thomas C. Payne (Director)
        Present Principal Occupation: Retired radiologist
Mitchell A. Rinek (Director)
        Present Principal Occupation: Dermatologist, Offices of Mitchell A. Rinek, M.D.
        Business Address: 1625 Ramblewood Drive, Suite 2, East Lansing, MI 48823 Dawn E. Springer (Director)
        Present Principal Occupation: Medical doctor, Temple Street Family Practice
        Business Address: 230 Temple Street, Mason, MI 48854
Thomas E. Stone (Director)
        Present Principal Occupation: Retired urologist